UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Tower 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: May 24, 2011

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

PERFECT WORLD ANNOUNCES FIRST QUARTER 2011

UNAUDITED FINANCIAL RESULTS

(Beijing, China – May 23, 2011) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights1

•	Total revenues were RMB721.0 million (USD110.1 million), as compared to RMB593.0 million in 4Q10 and RMB625.0 million in 1Q10

•	Gross profit was RMB612.9 million (USD93.6 million), as compared to RMB482.3 million in 4Q10 and RMB537.9 million in 1Q10

•

Operating profit was RMB286.8 million (USD43.8 million), as compared to RMB122.8 million in 4Q10 and RMB323.2 million in 1Q10. Non-GAAP operating profit[2] was RMB312.5 million (USD47.7 million), as compared to RMB147.3 million in 4Q10 and RMB344.9 million in 1Q10

•

Net income attributable to the Company’s shareholders was RMB263.7 million (USD40.3 million), as compared to RMB125.2 million in 4Q10 and RMB305.2 million in 1Q10. Non-GAAP net income attributable to the Company’s shareholders[2] was RMB289.5 million (USD44.2 million), as compared to RMB149.7 million in 4Q10 and RMB327.0 million 1Q10

•

Basic and diluted earnings per ADS[3] were RMB5.25 (USD0.80) and RMB4.99 (USD0.76), respectively, as compared to RMB2.50 and RMB2.36, respectively, in 4Q10, and RMB6.12 and RMB5.75, respectively, in 1Q10. Non-GAAP basic and diluted earnings per ADS[2] were RMB5.76 (USD0.88) and RMB5.48 (USD0.84), respectively, as compared to RMB2.98 and RMB2.82, respectively, in 4Q10, and RMB6.56 and RMB6.16, respectively, in 1Q10

•	Launched Open Beta Testing for “Empire of the Immortals” on March 22, 2011

“We are quite pleased with this quarter’s results. The sequential revenue growth surpassed the high-end of our expectations considerably and drove our margin up meaningfully,” commented Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “Last year was the most difficult period as we underwent a strategic transition that centered on lengthening the development cycle of our games and focusing on larger and longer-term projects. As a result, we saw some short-term pressure on our performance, but we believed we were setting ourselves up for a turnaround starting this year. As our performance in the first quarter shows, we believe we are clearly on the right track. We recorded strong performance within our core portfolio of games, including flagship titles Zhu Xian and Perfect World II, and our more recent releases, Forsaken World and Empire of the Immortals, also started to contribute meaningfully to our results. At the same time, we also experienced lower sales and marketing expenses as we did not have as many new launches as we did in the previous quarter. All of these factors contributed to our strong bottom-line growth in the first quarter.”

[1]	The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2011, which was RMB6.5483 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]	As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[3]	Each ADS represents five ordinary shares.

“As part of the normal product cycle, during the second quarter there is no grand promotional holiday similar to the Chinese New Year. In addition, we plan to accelerate various marketing activities in the run-up to our highly-anticipated upcoming launch of Heaven Sword and Dragon Saber, as well as the release of some new expansion packs. These factors will cause some fluctuation in our financial results for the second quarter, though we are optimistic that our performance will accelerate again in the following quarters. Such quarterly fluctuation will always be a part of our business and is simply a natural extension of our product cycle. We believe investors will clearly see the strength of our model by looking at our ongoing performance on a longer-term basis, which will be key to understanding our business. Given the strength of our diversified portfolio and strong pipeline, our outlook for this year and beyond is very encouraging.”

“Globalization of our brand and signature gaming titles has always been one of our key strategies. We continued to broaden our geographic coverage through successful overseas licensing activities in Asia, Latin America and the Russian Federation and other Russian speaking territories. We also made good progress in our overseas operations through our operating subsidiaries in North America and Europe. While the earthquake and tsunami in Japan has had a lingering effect on our business there, the impact will be temporary and our overall overseas operating platform continues to strengthen. We are encouraged by the consistent popularity of our games both in China and internationally, and we will continue to innovate and promote new and exciting titles for players worldwide.”

“Our growth in the coming years will be supported by our core portfolio of existing games and strong pipeline, which includes Heaven Sword and Dragon Saber, Swordsman Online and a number of additional new titles under development. Our proprietary gaming engines and specialized production studios allow us to develop new franchises across the spectrum of 2D, 2.5D and 3D games. One of our core strengths has always been our diverse collection of games, which we plan to further bolster with other new titles that cater to specific sub-segments of the online gaming market.”

“Looking forward, we are prepared to meet the demands and opportunities that lie ahead in the global online gaming industry. With our signature strengths in R&D and innovation, we are well positioned to continue delivering high-quality and captivating gaming experiences to players, and driving the long-term sustainable growth of our business.”

First Quarter 2011 Financial Results

Total Revenues

Total revenues were RMB721.0 million (USD110.1 million) in 1Q11, as compared to RMB593.0 million in 4Q10 and RMB625.0 million in 1Q10.

Online game operation revenues were RMB646.2 million (USD98.7 million) in 1Q11, as compared to RMB526.2 million in 4Q10 and RMB569.7 million in 1Q10. The sequential growth in online game operation revenues from 4Q10 was primarily attributable to the continued strength of some of the Company’s existing games such as Perfect World II and Zhu Xian, as well as the strong performance of newly launched games including Forsaken World and Empire of the Immortals.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 905,000 in 1Q11, as compared to 999,000 in 4Q10 and 993,000 in 1Q10. The decrease in ACU from 4Q10 was mainly due to adverse seasonality factors in user traffic in 1Q11.

Overseas licensing revenues were RMB63.6 million (USD9.7 million) in 1Q11, as compared to RMB57.8 million in 4Q10 and RMB53.4 million in 1Q10. The increase from 4Q10 was mainly attributed to the continued growth in usage-based royalty fees, partially offset by a decrease in initial license fees as the Company commercially launched fewer new games in overseas market in 1Q11.

Film, television and other revenues were RMB11.2 million (USD1.7 million) in 1Q11, as compared to RMB9.0 million in 4Q10 and RMB2.0 million in 1Q10. There was no major release of any movie or TV series in 1Q11.

Cost of Revenues

The cost of revenues was RMB108.1 million (USD16.5 million) in 1Q11, as compared to RMB110.7 million in 4Q10 and RMB87.1 million in 1Q10.

The online game related cost was RMB107.9 million (USD16.5 million) in 1Q11, as compared to RMB102.3 million in 4Q10 and RMB87.1 million in 1Q10.

The film, television and other cost was RMB183.4 thousand (USD28.0 thousand) in 1Q11, as compared to RMB8.3 million in 4Q10 and RMB24.9 thousand in 1Q10. There was no major release of any movie or TV series in 1Q11.

Gross Profit and Gross Margin

Gross profit was RMB612.9 million (USD93.6 million) in 1Q11, as compared to RMB482.3 million in 4Q10 and RMB537.9 million in 1Q10. Gross margin was 85.0% in 1Q11, as compared to 81.3% in 4Q10 and 86.1% in 1Q10.

Operating Expenses

Operating expenses were RMB326.1 million (USD49.8 million) in 1Q11, as compared to RMB359.5 million in 4Q10 and RMB214.8 million in 1Q10. The decrease in operating expenses from 4Q10 was mainly attributed to lower sales and marketing expenses, partially offset by higher general and administrative expenses and R&D expenses.

R&D expenses were RMB146.3 million (USD22.3 million) in 1Q11, as compared to RMB136.8 million in 4Q10 and RMB77.8 million in 1Q10. The increase from 4Q10 was primarily due to increased depreciation expenses and office expenses as a result of the Company’s relocation to its own new office building.

Sales and marketing expenses were RMB105.2 million (USD16.1 million) in 1Q11, as compared to RMB155.2 million in 4Q10 and RMB82.2 million in 1Q10. This was largely due to lower advertising and promotional expenses in 1Q11, as the Company did not have as many new launches as in 4Q10.

General and administrative expenses were RMB74.7 million (USD11.4 million) in 1Q11, as compared to RMB67.5 million in 4Q10 and RMB54.8 million in 1Q10. The increase from 4Q10 was mainly due to higher depreciation expenses and office expenses as a result of the Company’s relocation to its own new office building, as well as an increase in staff cost.

Operating Profit

Operating profit was RMB286.8 million (USD43.8 million) in 1Q11, as compared to RMB122.8 million in 4Q10 and RMB323.2 million in 1Q10. Non-GAAP operating profit was RMB312.5 million (USD47.7 million) in 1Q11, as compared to RMB147.3 million in 4Q10 and RMB344.9 million in 1Q10.

Total Other Income

Total other income was RMB10.6 million (USD1.6 million) in 1Q11, as compared to RMB12.7 million in 4Q10 and RMB10.5 million in 1Q10.

Income Tax Expense

Income tax expense was RMB33.6 million (USD5.1 million) in 1Q11, as compared to RMB12.1 million in 4Q10 and RMB28.7 million in 1Q10. The increase from 4Q10 was in line with the growth in operating profit in 1Q11.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB263.7 million (USD40.3 million) in 1Q11, as compared to RMB125.2 million in 4Q10 and RMB305.2 million in 1Q10. Non-GAAP net income attributable to the Company’s shareholders was RMB289.5 million (USD44.2 million) in 1Q11, as compared to RMB149.7 million in 4Q10 and RMB327.0 million in 1Q10.

Basic and diluted earnings per ADS were RMB5.25 (USD0.80) and RMB4.99 (USD0.76), respectively, in 1Q11, as compared to RMB2.50 and RMB2.36, respectively, in 4Q10, and RMB6.12 and RMB5.75, respectively, in 1Q10. Non-GAAP basic and diluted earnings per ADS were RMB5.76 (USD0.88) and RMB5.48 (USD0.84), respectively, in 1Q11, as compared to RMB2.98 and RMB2.82, respectively, in 4Q10, and RMB6.56 and RMB6.16, respectively, in 1Q10.

Cash and Cash Equivalents

As of March 31, 2011, the Company had RMB1,406.2 million (USD214.7 million) of cash and cash equivalents, as compared to RMB1,387.6 million as of December 31, 2010. The increase was mainly due to net cash inflow generated from the Company’s online game operations, partially offset by a cash outflow for the investments in certain short-term structured deposit and the renovation of the new office building.

Business Outlook

As part of the normal product cycle, during the second quarter there is no grand promotional holiday similar to the Chinese New Year. As such, based on the Company’s current operations, total revenues for the second quarter of 2011 are expected to be between RMB685 million and RMB721 million, representing a flat to mild decline on a sequential basis, but still an increase of 15% to 21% on a year-over-year basis.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 9:00pm Eastern Daylight Time on Monday, May 23, 2011 (9:00am Beijing time on Tuesday, May 24, 2011).

Dial-in numbers for the live conference call are as follows:

- U.S. Toll Free Number	1-866-519-4004
- International Dial-in Number	+65-6723-9381
- Mainland China Toll Free Number	800-819-0121
- Hong Kong Toll Free Number	80-093-0346
- U.K. Toll Free Number	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, May 30, 2011.

Dial-in numbers for the replay are as follows:

- U.S. Toll Free Number	1-866-214-5335
- International Dial-in Number	+61-2-8235-5000
Conference ID: 7973 (PWRD)

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. The Company’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. The Company’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” and “Empire of the Immortals;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Latin America and the Russian Federation and other Russian speaking territories. The Company also generates revenues from game operations in North America, Europe and Japan. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of May 23, 2011, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Vice President, Investor Relations & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Teal Willingham

Tel: +86-10-5826-4727

Fax: +86-10-5826-4838

Email: twillingham@christensenir.com

Perfect World Co., Ltd.

Unaudited Consolidated Balance Sheets

	December 31, 2010	March 31, 2011	March 31, 2011
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,387,621,178	1,406,161,937	214,736,945
Restricted cash	4,849,614	6,087,611	929,648
Short-term investments	390,000,000	511,000,000	78,035,521
Accounts receivable, net	157,617,474	156,163,607	23,847,962
Due from related parties	2,127,500	1,057,500	161,492
Prepayment and other assets	83,369,296	88,659,634	13,539,336
Deferred tax assets	9,399,978	9,581,204	1,463,159

Total current assets	2,034,985,040	2,178,711,493	332,714,063

Non current assets
Equity investments	49,378,909	24,007,546	3,666,226
Time deposit	284,568,575	286,899,575	43,812,833
Restricted time deposit	121,721,425	122,720,425	18,740,807
Film and television cost	24,240,561	48,798,833	7,452,138
Property, equipment, and software, net	306,248,969	1,281,785,752	195,743,284
Construction in progress	911,395,229	3,367,948	514,324
Intangible assets, net	138,464,771	142,261,520	21,724,955
Goodwill	483,624,832	485,443,693	74,132,781
Prepayments and other assets	48,010,649	39,897,560	6,092,812
Deferred tax assets	2,690,344	2,576,452	393,454

Total assets	4,405,329,304	4,616,470,797	704,987,677

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	121,600,949	119,735,037	18,284,906
Advances from customers	146,203,059	123,078,631	18,795,509
Salary and welfare payable	154,136,724	76,312,312	11,653,759
Taxes payable	27,455,310	36,275,120	5,539,624
Accrued expenses and other liabilities	131,580,683	77,699,240	11,865,559
Due to related parties	4,832,000	—	—
Deferred revenues	386,274,965	432,189,262	66,000,223
Deferred tax liabilities	47,037,398	48,696,991	7,436,585
Deferred government grants	300,000	6,000,000	916,268

Total current liabilities	1,019,421,088	919,986,593	140,492,433
Deferred revenues	26,320,224	24,090,016	3,678,820
Other long-term liabilities	—	9,323,447	1,423,797

Total liabilities	1,045,741,312	953,400,056	145,595,050

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 39,171,195 Class A ordinary shares issued and outstanding, 211,839,885 Class B ordinary shares issued and outstanding as of December 31, 2010; 10,000,000,000 shares authorized, 39,171,195 Class A ordinary shares issued and outstanding, 212,098,690 Class B ordinary shares issued and outstanding as of March 31, 2011)	199,791	199,961	30,536
Additional paid-in capital	493,089,324	521,843,848	79,691,500
Statutory reserves	239,264,390	239,264,390	36,538,398
Accumulated other comprehensive loss	(65,956,622)	(63,252,935)	(9,659,444)
Retained earnings	2,582,851,059	2,846,581,092	434,705,357

Total Perfect World Shareholders’ Equity	3,249,447,942	3,544,636,356	541,306,347
Non-controlling interests	110,140,050	118,434,385	18,086,280

Total Shareholders’ Equity	3,359,587,992	3,663,070,741	559,392,627

Total Liabilities and Shareholders’ Equity	4,405,329,304	4,616,470,797	704,987,677

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	March 31, 2010	December 31, 2010	March 31, 2011	March 31, 2011
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	569,713,235	526,194,312	646,197,034	98,681,648
Overseas licensing revenues	53,377,895	57,824,612	63,608,088	9,713,680
Film, television and other revenues	1,952,484	8,975,757	11,173,638	1,706,342

Total Revenues	625,043,614	592,994,681	720,978,760	110,101,670
Cost of revenues
Online game related cost	(87,105,440)	(102,339,541)	(107,921,220)	(16,480,800)
Film, television and other cost	(24,887)	(8,330,860)	(183,356)	(28,001)

Total cost of revenues	(87,130,327)	(110,670,401)	(108,104,576)	(16,508,801)

Gross profit	537,913,287	482,324,280	612,874,184	93,592,869
Operating expenses
Research and development expenses	(77,808,074)	(136,790,553)	(146,258,245)	(22,335,300)
Sales and marketing expenses	(82,159,508)	(155,249,007)	(105,164,229)	(16,059,776)
General and administrative expenses	(54,795,477)	(67,470,317)	(74,684,258)	(11,405,137)

Total operating expenses	(214,763,059)	(359,509,877)	(326,106,732)	(49,800,213)

Operating profit	323,150,228	122,814,403	286,767,452	43,792,656

Other income / (expenses)
Share of loss from equity investments	(1,506,851)	(2,107,573)	(266,569)	(40,708)
Interest income	5,258,399	7,637,954	12,161,161	1,857,148
Others, net	6,766,026	7,187,667	(1,245,933)	(190,268)

Total other income	10,517,574	12,718,048	10,648,659	1,626,172

Profit before tax	333,667,802	135,532,451	297,416,111	45,418,828
Income tax expense	(28,690,818)	(12,140,994)	(33,601,812)	(5,131,379)

Net income	304,976,984	123,391,457	263,814,299	40,287,449

Net (income) / loss attributable to non-controlling interests	187,178	1,817,047	(84,266)	(12,868)

Net income attributable to the Company’s shareholders	305,164,162	125,208,504	263,730,033	40,274,581

Net earnings per share, basic	1.22	0.50	1.05	0.16
Net earnings per share, diluted	1.15	0.47	1.00	0.15
Net earnings per ADS, basic	6.12	2.50	5.25	0.80
Net earnings per ADS, diluted	5.75	2.36	4.99	0.76

Shares used in calculating basic net earnings per share	249,384,104	250,754,716	251,064,517	251,064,517
Shares used in calculating diluted net earnings per share	265,565,857	264,919,670	264,139,903	264,139,903

Total share-based compensation cost included in:
Cost of revenues	(1,693,246)	(1,732,264)	(1,533,490)	(234,181)
Research and development expenses	(9,404,410)	(9,371,368)	(11,144,185)	(1,701,844)
Sales and marketing expenses	(2,271,910)	(3,437,163)	(3,558,980)	(543,497)
General and administrative expenses	(8,423,397)	(9,903,017)	(9,504,533)	(1,451,450)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2010	2010	2011	2011
	RMB	RMB	RMB	USD

GAAP operating profit	323,150,228	122,814,403	286,767,452	43,792,656
Share based compensation charge	21,792,963	24,443,812	25,741,188	3,930,972

Non-GAAP operating profit	344,943,191	147,258,215	312,508,640	47,723,628

GAAP net income attributable to the Company’s shareholders	305,164,162	125,208,504	263,730,033	40,274,581
Share based compensation charge	21,792,963	24,443,812	25,741,188	3,930,972

Non-GAAP net income attributable to the Company’s shareholders	326,957,125	149,652,316	289,471,221	44,205,553

GAAP net earnings per ADS
- Basic	6.12	2.50	5.25	0.80
- Diluted	5.75	2.36	4.99	0.76

Non-GAAP net earnings per ADS
- Basic	6.56	2.98	5.76	0.88
- Diluted	6.16	2.82	5.48	0.84

ADSs used in calculating net earnings per ADS
- Basic	49,876,821	50,150,943	50,212,903	50,212,903
- Diluted	53,113,171	52,983,934	52,827,981	52,827,981